412. 621.0902  Tel

412. 621.2625  Fax

www.wizzardsoftware.com

5001 Baum Blvd.

Suite 770

Pittsburgh PA 15213

July 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds

100 F Street N.E.

Washington DC 20549

Re:

Future Healthcare of America

Registration Statement on Form S-1

Filed June 26 2012

File No. 333-182338

Dear Mr. Reynolds:

In response to your letter of July 20, 2012, we have provided our response to your comments as detailed below.

The spin-off arrangements between Interim and WZE require ….page 10

1.

Please revise the disclosure in this risk factor to comply with the plain English requirements that apply to the forepart of the prospectus. See Rule 421 of Regulation S-K.

We have modified the disclosure to comply with the plain English requirements under Rule 421 or Regulation S-K.

U.S. Federal Income Tax Consequences of the Spin-Off. Page 18

2.

The tax consequences of the spin-off appear to be material and should be addressed by an opinion of counsel. See Item 601(b)(8) of Regulation S-K. Also, please revise this and other related disclosures, such as the related risk factor.

We have been unable to make a definitive determination that this is a tax free transaction.  As such, we have concluded that this transaction is a taxable event, and an opinion of counsel would not be needed.

Related Party Transactions, page 19

3.

Please disclose your independent directors, if any, and provide the disclosure required by Item 407(a) of Regulation S-K.

We have disclosed the independent directors as required by Item 407(a) of Regulation S-K.

Franchisor Information, page 22

4.

The disclosure in the paragraphs below this heading refer to “Interim” rather than “Interim Healthcare.” Please revise as appropriate..

We have modified the disclosure to provide Interim Healthcare information under the heading “Franchisor Information”.

FHA’s Business, Page 23

Mr. John Reynolds

July 27, 2012

5.

Please disclose your business operations according to Item 101(h) of Regulation S-K. The present disclosure, which consists of three paragraphs, does not appear responsive to Item 101(h) requirements.

We have modified the disclosure to include the requirement of Item 101(h) of Regulation S-K.

6.

Please explain the sentence, “[t]he breakout below between Homecare and Staffing is for illustration purposes only.”

We have modified the disclosure to remove “is for illustration purposes only”.

Franchise Agreement, page 23

7.

Please revise the disclosure to avoid legal terminology. In this regard, the disclosure appears to quote sections of the franchise agreement. See Rule 421 of Regulation S-K.

We have modified the disclosure to comply with the plain English requirements under Rule 421 or Regulation S-K.

Executive Compensation, page 27

8.

Please include a discussion of the effects of the spin-off upon executive compensation. We note that you address the impact upon directors’ compensation but do not address executive compensation.

We have modified the disclosure to provide the effects of the spin-off on executive compensation.

Pro Forma Financial Information, page 32

9.

We note that you have presented your pro forma balance sheet assuming the spin-off transaction occurred as of January 1, 2011. Rule 11-02(b)(6) of Regulation S-X requires the pro forma balance sheet be prepared assuming the transaction was consummated as of that balance sheet date at the end of the most recent period for which a balance sheet is required. Please amend your pro forma balance sheet to comply with the requirements of Article 11..

We have modified the pro forma balance sheet to comply with the requirements of Article 11.

10.

We note that you have included an adjustment for $50,000 of estimated expenses that you expect to incur after the completion of the spin-off. Please clarify why you believe this adjustment is factually supportable under Rule 11-02(b)(6) and should be included in your proforma condensed statement of operations.

The $50,000 would be the estimated cost of the Annual Audit and annual Shareholder meeting associated with FHA as a public company.  The disclosure has been modified to incorporate this information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

11.

Please provide a discussion of material changes in your financial condition and results of operations related your interim period financial statements presented in your filing to comply with Item 303(b) of Regulation S-K.

Mr. John Reynolds

July 27, 2012

We have revised the disclosure to include a discussion of material changes in our financial condition and results of operations for our interim period.

12.

Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities. For example, we note that your change in receivables and payables has had a material impact on your operating cash flows.

We have revised the disclosure to provide the reasons for the changes in operating assets and liabilities.

The Separation, page 41

Tax Matters Arrangement, page 43

13.

Please revise the disclosure to avoid legal terminology. In this regard, the disclosure appears to quote sections of the agreements. See Rule 421 of Regulation S-K.

We have modified the disclosure to comply with the plain English requirements under Rule 421 or Regulation S-K.

Audited Financial Statements for the Year Ended December 31, 2011 and 2010

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

14.

We note your revenue recognition policy discloses the various third parties that you receive payments from. To the extent that revenues realizable from these third-party payors are less than your full established rates for the healthcare services you provide, please expand your policy disclosure to describe how you account for these revenues in compliance with FASB ASC paragraphs 954-605-25-2 through 8.

We have modified the revenue recognition policy to further disclose how revenue is recorded.

Note 3 - Goodwill, page F-10

15.

We understand that you believe that the quoted market prices of the common stock of your parent company, Wizzard Software Corporation, is the best indicator of fair value under FASB ASC paragraph 350-20-35-22. Please note that the common stock referenced in this guidance relates to the equity of the reporting unit, or the operations of Interim Healthcare of Wyoming in your case. Since Interim’s shares are not traded on an active public market, other methods of estimating fair value should be used. With regard to your goodwill impairment test and resulting impairment recorded in 2011, please address the following:

•

We note on page F-23 that you have allocated goodwill to Casper and Billings. Confirm that these are your reporting units and tell us how you determined that the remaining goodwill for each unit is recoverable and was not impaired at March 31, 2012.

•

Tell us how you determined your reporting units and how the fair value of these reporting units determined by using the Wizzard Software Corporation quoted market price differed

Mr. John Reynolds

July 27, 2012

from using the Level 3 measure of fair value where you considered the prospect of future earnings of the health care reporting units and estimated the value based on 5x multiple of earnings. Please quantify this difference in fair value and the impact any difference between these valuation methodologies would have had on your impairment test, the amount of impairment recorded and the overall impact to your financial statements.

Goodwill was allocated to Casper and Billings based on the excess of the purchase price over the assets purchase in the respective business combinations.  For Future Health Care of America, Inc. the reporting units for goodwill impairment testing are Casper and Billings.

At March 31, 2012 and June 30, 2012 the goodwill for each reporting unit was tested for impairment and determined not to be impaired based on the estimated fair value of the reporting units based on a comparison of Carrying Value of Goodwill versus estimated fair value based on the future earnings of each reporting unit.

Casper

Billings

Managements estimate of fair value at March 31, 2012:

$  616,730

$1,268,150

Goodwill

$  585,881

$  603,780

Excess of Fair Value Over Carrying Value

$    30,849

$  695,219

Managements estimate of fair value at March 31, 2012:

$1,111,223

$1,561,145

Goodwill

$  585,881

$  603,780

Excess of Fair Value Over Carrying Value

$  525,342

$  957,365

At December 31, 2011, the goodwill for each of the reporting unit was tested for impairment and determined to be impaired.  The estimate of fair value was determined using the quoted market price of the Wizzard Software Corporations common stock and allocated to the reporting units based upon on the carrying value of the assets.

Casper

Billings

Managements estimate of fair value at December 31, 2011

Based on an allocation of WZE Market Capitalization:

$585,881

$603,780

Goodwill

$945,795

$969,018

Excess of Fair Value Over Carrying Value

$359,914

$365,238

The fair value of the Casper and Interim Reporting units were also valued based on the multiple of future earnings.

Managements estimate of fair value at December 31, 2011

Based on a multiple of estimated future earnings:

$597,767

$626,951

Goodwill

$945,795

$969,018

Excess of Fair Value Over Carrying Value

$348,028

$342,060

At December 31, 2011, the Casper reporting unit recorded a $359,914 impairment of goodwill and the Billing reporting unit recorded a $365,238 impairment of goodwill based on the estimated fair value based on market capitalization if the impairment would have been based on the fair value based on future earnings

Mr. John Reynolds

July 27, 2012

it would have recorded a similar impairment charge of $348,028 and $342,060, respectively or $35,064 less. Management concluded the two methods approximated each other and booked the more conservative impairment.

Note 5 – Income Taxes, page F-11

16.

We note that you provide no valuation allowance related to your deferred tax assets as “the company anticipates earnings in the near future.” However we note in your discussion of income taxes under critical accounting policies on page 39 that “100% of the deferred tax asset of WZE is reserved.” Please explain this apparent inconsistency, or revise as necessary.

We have modified the disclosure on page 39 to be in agreement with Note 5 – Income Taxes.

Interim Healthcare Full Service Franchise Agreement

17.

Please refile this agreement with all attachments.

We have added the required Exhibits to include all attachments.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer